EXHIBIT 99.1

FOR IMMEDIATE RELEASE: August 12, 2020

Magal Security Systems Wins $6.5 Million Contract to Secure
Military Assets
Perimeter electronic security systems to include perimeter detection, video surveillance, access control, public address and command and control systems

YEHUD, ISRAEL – August 12, 2020 Magal Security Systems, Ltd. (Nasdaq: MAGS), a leading international provider of comprehensive physical, video and access control security products and solutions, as well as critical site management, announced today that its Senstar division has been chosen to provide equipment to secure deployable military assets used throughout the world.

Senstar will provide physical security, perimeter detection, video surveillance, access control, public address and associated command and control equipment.  Senstar’s perimeter electronic security system will augment existing  security to provide greater protection for the military  equipment and personnel. The contract has a total value of $6.5 million, with final acceptance expected in the second half of 2021.

Mr. Dror Sharon, Chief Executive Officer of Magal, said, "This key contract award recognizes the technological differentiation and the scope of Senstar's offering for deployable security solutions. The international RFP was very competitive, requiring robust, modular equipment with technological sophistication, capable of being mounted, connected, and dismounted rapidly and easily integrated to meet multiple camp layouts and personnel numbers. This win is an endorsement for Senstar's technology, expertise, and customer support."

About Magal Security Systems, LTD.
Magal is a leading international provider of comprehensive physical, video and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor‐made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries ‐ under some of the most challenging conditions. Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G ‐ our 4th generation, cutting‐edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home‐grown PIDS (Perimeter Intrusion Detection Systems), Symphony ‐ our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements
This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, and as mentioned in this press release, there is uncertainty about the spread of the Coronavirus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general.

For more information:

Magal Security Systems Ltd. Diane Hill, Assistant to the CEO +972-3-539-1421 dianeh@magal-s3.com www.magalsecurity.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com